UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Dover Motorsports, Inc.

(Name of Subject Company)

Speedco II, Inc.

(Offeror)

(Names of Filing Persons)

Speedway Motorsports, LLC

(Parent of Offeror)

(Names of Filing Persons)

Sonic Financial Corporation

(Indirect and Ultimate Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.10 per share

(Title of Class of Securities)

260174107

(CUSIP Number of Class of Securities)

J. Cary Tharrington IV

Executive Vice President, Secretary and General Counsel

Speedway Motorsports, LLC

5401 East Independence Boulevard

Charlotte, North Carolina 28212

Tel: (704) 455-3239

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

James N. Greene III, Esq.

Parker Poe Adams and Bernstein LLP

620 South Tryon Street, Suite 800

Charlotte, North Carolina 28202

(704) 372-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Speedco II, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Speedway Motorsports, LLC, a Delaware corporation (“Parent”), for any and all of the outstanding shares of common stock, par value $0.10 per share, and class A common stock, par value $0.10 (together, the “Common Stock”), of Dover Motorsports, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of November 8, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company.

Notice to Investors

The tender offer described above has not yet commenced. This communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Company. The solicitation and offer to buy the Company’s shares will only be made pursuant to an offer to purchase and related materials. At the time the tender offer is commenced, Purchaser and Parent will cause a tender offer statement and related exhibits to be filed with the U.S. Securities and Exchange Commission (the “SEC”) and the Company will file a solicitation/recommendation statement with respect to the tender offer. Investors and stockholders of the Company are strongly advised to read the tender offer statement (including the related exhibits) and the solicitation/recommendation statement, as they may be amended from time to time, when they become available, because they will contain important information, including the terms and conditions of the offer, that stockholders should consider before making any decision regarding the tender of their shares. The tender offer statement (including the related exhibits), the solicitation/recommendation statement and the other documents filed by the Company with the SEC, including the Merger Agreement, will be available at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement and other documents that Purchaser and Parent cause to be filed with the SEC will be made available to all stockholders of the Company free of charge from the information agent for the tender offer, and the solicitation/recommendation statement and the other documents filed by the Company with the SEC will be made available to all stockholders of the company free of charge at https://www.doverspeedway.com/investor-relations/.

Forward-Looking Information

Certain information in this communication constitutes “forward-looking” information that involves known and unknown risks and uncertainties, future expectations and other factors which may cause the actual results, performance or achievements of Purchaser, Parent, the Company or the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. All statements other than statements of historical facts included in this communication may constitute forward-looking statements. In particular, this communication contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, regarding, without limitation, the potential benefits and effects of the proposed tender offer and the related merger, the ability to complete the proposed tender offer and related merger and the potential closing date of these transactions and the potential impact of these transactions on the combined company’s future operations. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “anticipate”, “estimate”, “may”, “will”, “expect”, “believe”, “plan” or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. These forward-looking statements are not facts or guarantees of future performance, but only reflections of estimates and expectations of Purchaser’s, Parent’s and the Company’s management and involve a number of risks, uncertainties, and assumptions.

The forward-looking information contained in this communication reflects Purchaser’s, Parent’s and the Company’s current expectations and assumptions regarding future events and operating performance and speaks only as of the date of this communication. These expectations and assumptions include, but are not limited to: market acceptance of the proposed tender offer and the related merger; the satisfactory fulfillment of all of the conditions precedent to these transaction; the receipt of all required approvals and consents including regulatory approvals; the success of the integration of the Company’s operations and management team with Parent’s operations and business; and market acceptance of potential future acquisitions and capital investments by

Parent. While these assumptions and expectations are considered reasonable, a number of factors could cause the actual results, level of activity, performance or achievements to be materially different from the expectations and assumptions of Purchaser, Parent and the Company, including those discussed in the Company’s public filings.

Risks and uncertainties inherent in the nature of the proposed tender offer and the related merger include, without limitation, the failure to receive all required approvals and consents including regulatory approvals or to otherwise fulfill all of the conditions precedent to these transactions, in a timely manner, or at all; significant transaction costs or unknown liabilities; failure to realize the expected benefits of these transactions; and general economic conditions. Failure to receive all required approvals and consents including regulatory approvals or to otherwise fulfill all of the conditions precedent to the transactions may result in the transactions not being completed on the proposed terms, or at all. There can be no assurance that the anticipated strategic benefits and operational, competitive and cost synergies resulting from the transactions will be realized. In addition, if the transactions are not completed, and the Company continues as an independent entity, there are risks that the announcement of the transactions and the dedication of substantial resources of the Company to the completion of the transactions could have an impact on the Company’s or the Parent’s business and strategic relationships, operating results and businesses generally, and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company or Parent. Furthermore, the termination of the Merger Agreement may, in certain circumstances, result in the Company being required to pay a fee to Parent, the result of which could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth opportunities and current operations.

Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this communication is expressly qualified by this cautionary statement. Except as required by law, neither of Purchaser, Parent or the Company assumes any obligation to update or revise forward-looking information to reflect new events or circumstances. All such forward-looking statements are made pursuant to the “safe harbor” provisions of applicable securities laws.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(5)(A)	Current Report dated November 10, 2021, pursuant to that certain Indenture dated October 23, 2019 by and among Speedway Motorsports, LLC, U.S. Bank National Association and certain other parties identified therein, as provided to the noteholders thereunder